Exhibit 12
ConAgra Foods, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Twenty-six
weeks ended
November 29, 2009
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$603.3
Add (deduct):
Fixed charges	151.1
Distributed income of equity method investees	18.2
Capitalized interest	(5.7)

Earnings available for fixed charges (a)	$766.9

Fixed charges:
Interest expense	$123.0
Capitalized interest	5.7
One third of rental expense (1)	22.4

Total fixed charges (b)	$151.1

Ratio of earnings to fixed charges (a/b)	5.1

(1)	Considered to be representative of interest factor in rental expense.

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